KIWIBOX.COM, INC.
330 West 38TH  Street
Suite 1602
New York, New York 10018

November 5, 2010

FILED AS EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re: Staff Comment Letter, dated October 18, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 000-32485

Dear Ms. Collins:

      On behalf of  Kiwibox.Com, Inc. (the “Company”), set forth below are certain responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 18, 2010 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2009 (file no. 000-32485) (the “2009 10-K”), filed by the Company on March 31, 2010. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Evaluation of Disclosure Controls  and Procedures

General

1.
You appear to have open registration statements filed on Forms S-8 and S-3 that may incorporate your Forms 10-K by reference. Please amend to file the auditors consent or tell us why you believe a consent is not required.

We have submitted our response to this Staff comment in our correspondence to the Commission, dated October 28, 2010, filed via EDGAR.

Kathleen Collins, Accounting Branch Chief
Page Two
November 5, 2010

Management Report on Internal Control Over Financial Reporting. page 17

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009 in the form required by Item 308(a) and (b) of Regulation S-K. Since you were required to file or tiled an annual report for the prior fiscal year, it appears you arc required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

-
the Commission's release Amendments to Rules Regarding Management's Report un Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.see.govintlesitinal/2007133-8809.odf,

-
the Commission's release Commission Guidance Regarding Management 's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act (#.1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release athttp://w.zovirtOes/interp/2007/33-  8810pdf; and

-	the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/ini9/smallbus/404guide.shtml).

In response to this Staff comment, we have prepared an amendment to our Form 10-K for the fiscal year ended December 31, 2010, to include management’s assessment of internal controls over financial reporting in the form required by Item 308(a) and (b) of Regulation S-K. A copy of the proposed Amendment No. 1 to the Form 10-K is attached to this correspondence as Exhibit A.

In addition, please be further advised that based upon Company Management’s continuing evaluation of its disclosure controls and procedures, we have amended our Forms 10-Q for the respective quarters ended March 31, 2010 and June 30, 2010, to disclose that the Company’s disclosure controls and procedures at the end of such periods were not effective. Accordingly, we have attached Amendment No. 1 to our Form 10-Q for the quarter ended March 31, 2010, and Amendment No. 1 to our Form 10-Q for the quarter ended June 30, 2010, to this correspondence as Exhibits B1 and B2, respectively.

Kathleen Collins, Accounting Branch Chief
Page Three
November 5, 2010

3. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In response to this Staff comment, please be advised that Company Management’s assessment of internal controls over financial reporting as of December 31, 2009, the end of the fiscal year covered by the Form 10-K, now contained in Amendment No. 1 to the subject Form 10-K attached to this correspondence as Exhibit A, discloses Management’s conclusion that its internal control over financial reporting was not effective as of December 31, 2009, the end of the period covered by the Form 10-K.

4. Finally, amend your "Changes in Internal Control over Financial Reporting" section to disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please refer to hem 308(c) of Regulation S-K.

In response to this Staff comment and pursuant to Item 308(c) of Regulation S-K,  Company Management has amended the “Changes in Internal Control over Financial Reporting” section of its Form 10-K for the fiscal year ended December 31, 2009, to disclose any changes in internal control over financial reporting that occurred during the last quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The identification of these changes in internal controls over financial reporting is set forth in Amendment No. 1 to the Form 10-K attached hereto as Exhibit A.

Exhibits 31.1 and 31.2

5. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications and the certifications filed in your Forms 10-Q filed on May 17, 2010 and August 16, 2010 to include the introductory language of paragraph 4 that references internal controls over financial reporting as required by Item 601(b)(31) of Regulation S-K.

In response to this Staff comment, please be advised that we have amended the certifications of our Principal Executive Officer and Principal Financial Officer, contained in (I) Exhibits 31.01A and Exhibit 31.02A, respectively, to Amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2009, attached to this correspondence as Exhibit A; (II)  Exhibits 31.01A and Exhibit 31.02A, respectively, to

Kathleen Collins, Accounting Branch Chief
Page Four
November 5, 2010

Amendment No. 1 to our Form 10-Q for quarter ended March 31, 2010, attached to this correspondence as Exhibit B1, and; (III) Exhibits 31.01A and Exhibit 31.02A, respectively, to Amendment No. 1 to our Form 10-Q for quarter ended June 30, 2010, attached to this correspondence as Exhibit B2, to include the introductory language of paragraph 4 that references internal controls over financial reporting as required by Item 601(b)(31) of Regulation S-K.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kiwibox.Com, Inc.
By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer

EXHIBIT A	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE OF 1934

For the Transition Period   From            to

Commission File No. 33-20432

KIWIBOX.COM, INC.
(formerly known as Magnitude Information Systems, Inc.)
Exact Name of Registrant as Specified in its Charter

DELAWARE	75-2228828
State or Other Jurisdiction of	IRS Employer
Incorporation or Organization	Identification Number

330 W. 38th Street, #1602, New York,  New York 10018
Address of Principal Executive Offices            Zip Code

(212) 239-8210
Registrants Telephone Number, Including Area Code

Securities Registered Pursuant to Section 12(b) of the Act:
NONE

Title of Each Class	Name of Each Exchange on Which Registered
NONE	NONE

Securities Registered pursuant to Section 12(g) of the Exchange Act:
Common Stock, par value $0.0001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Check whether the issuer is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the Registrant is a shell company.    Yes  ☐    No  ☒

As of March 1, 2010, 491,293,060 shares of Common Stock, $.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: SEE EXHIBIT INDEX

EXPLANATORY NOTE

Kiwibox.Com, Inc. (“Kiwibox” or “the Company”) is filing this Amendment No. 1 (the “Amended Report”) to its Annual Report on 10-K for the fiscal year ended December 31, 2009 that was originally filed with the United States Securities and Exchange Commission (the “Commission”) on March 31, 2010 (our “Original Annual Report”) in response to a comment letter, dated October 18, 2010, received from the Commission. This amendment is filed to (a) include our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, and (b) to amend our certifications filed with our Original Annual Report which pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) are currently dated.

Other than the revisions described above, we have not included in this Amended Report any events that occurred or information that became available subsequent to the date of filing of the Original Annual Report.

ITEM 9A:	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Item 9A(T).  Evaluation of Disclosure Controls and Procedures

In connection with the preparation of the Company’s Annual Report on Form 10-K, an evaluation was carried out by our management, with participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) as of December 31, 2009.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to  management, included the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our evaluation of disclosure controls and procedures as of December 31, 2009, conducted as part of the Company’s annual audit and preparation of our annual financial statements, several deficiencies were identified which viewed in the aggregate, represent a material weakness.  As a result of this material weakness, described more fully below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were ineffective.

 The Company instituted and is continuing to implement corrective actions with respect to the deficiencies in our disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

 Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 Management has conducted, with the participation of the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Management’s assessment of internal control over financial reporting was conducted using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments.

 A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Based on management’s assessment over financial reporting, management believes as of December 31, 2009, the Company’s internal control over financial reporting was not effective due to the following deficiencies:

1. The Company’s control environment did not have adequate segregation of duties and lacked adequate accounting resources to address non routine and complex transactions and financial reporting matters on a timely basis.

2. The Company had only a part time chief financial officer performing all accounting related duties on site, presenting the risk that the reporting of these non routine and complex transactions during the preparation of our future financial statements and disclosures may not be accomplished in a timely manner.

Company management believes that notwithstanding the above identified deficiencies that constitute our material weakness, that the consolidated financial statements fairly present, in all material respects, the Company’s consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2009 and 2008, in conformity with generally accepted accounting principles.

Our independent registered public accounting firm, Rosenberg Rich Baker Berman & Company, has not prepared an attestation report regarding our internal controls over the financial reporting.  The Company is a non-accelerated filer.

 Remediation of Material Weaknesses in Internal Control over Financial Reporting

 The Company commenced efforts to address the material weakness in its internal control over financial reporting and its control environment through the following actions:

        - On May 1, 2010, we hired our Comptroller, an experienced certified public accountant, to be our Chief Financial Officer;

          - We will supplement, where necessary, existing resources with additional qualified third party consultants;

          - We will institute more stringent approval process for financial transactions, and

          - We will perform additional procedures and analysis for significant transactions as a mitigating control in the control environment due to segregation of duties issues.

 Changes in Internal Control over Financial Reporting

 Other than described above, there have been no changes in the Company’s internal control over financial reporting during the most recently completed fiscal year ended December 31, 2009, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 15. EXHIBITS

Exhibit No.	Description

31.01A.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

31.02A.	Certification of Acting Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

32.01A.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

32.02A.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIWIBOX.COM, INC.

By:	/s/ Andre Scholz
Andre Scholz
President and Chief Executive Officer (principal executive officer)

By:	/s/ Craig Cody
Craig Cody
Chief Executive Officer (principal financial officer and principal accounting officer)

Date: November __, 2010

Exhibit 31.01A

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Andre Scholz, certify that:

(1)	I have reviewed this annual report on Form 10-K of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the smaller reporting company’s auditors and the audit committee of smaller reporting company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

/s/ Andre Scholz
Andre Scholz
President, Chief Executive Officer (principal executive officer)

Dated: November  __, 2010

Exhibit 31.02A

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Craig Cody, certify that:

(1)	I have reviewed this annual report on Form 10-K of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the smaller reporting company as of, and for, the periods presented in this report;

(4)
The smaller reporting company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the smaller reporting company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the smaller reporting company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the smaller reporting company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the smaller reporting company’s internal control over financial reporting that occurred during the smaller reporting company’s most recent fiscal quarter (the smaller reporting company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the smaller reporting company’s internal control over financial reporting; and

(5)
The smaller reporting company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the smaller reporting company’s auditors and the audit committee of smaller reporting company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the smaller reporting company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the smaller reporting company’s internal control over financial reporting.

/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)

Dated: November __, 2010

Exhibit 32.01A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Andre Scholz, the undersigned President and Chief Executive Officer of Kiwibox.Com, Inc. (the “Company”), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the “Report”) as filed with the Securities and Exchange Commission on the date hereof:

1.	Fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andre Scholz
Andre Scholz
President, Chief Executive Officer (principal executive officer)

Dated: November __, 2010

Exhibit 32.02A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Craig Cody, the undersigned Chief Financial Officer of Kiwibox.Com, Inc. (the “Company”), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the “Report”) as filed with the Securities and Exchange Commission on the date hereof:

1.	Fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)

Dated: November __, 2010

EXHIBIT B1	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q/A
Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarter Ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to _______

Commission file number  33-20432

KIWIBOX.COM, INC.
Formerly known as Magnitude Information Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	75-2228828
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

330 West 38 St. Suite 1602 New York, NY 10018	(212) 239-8210
(Address of Principal Executive Office) (Zip Code)	(Registrant’s telephone number including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.:  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):
Yes ☐ No ☒

EXPLANATORY NOTE

Kiwibox.Com, Inc. (“Kiwibox” or “the Company”) is filing this Amendment No. 1 (the “Amended Report”) to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 that was originally filed with the United States Securities and Exchange Commission (the “Commission”) on May 17, 2010 (our “Original Quarterly Report”) for the purposes of (a) updating  Item 4T. Controls and Procedures, and (b) revising the Certifications of the Company’s Chief Executive Officer and Chief Financial Officer, which pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) are currently dated.  The remainder of the Original Quarterly Report filed with the Commission on May 17, 2010, remains unchanged and this Amended Report should be read in conjunction with the Original Quarterly Report.

Item 4T.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ended March 31, 2010 covered by this Quarterly Report on Form 10-Q. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

As of March 31, 2010, management assessed, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective as more fully described below.  Based on management’s assessment over financial reporting, management believes as of March 31, 2010, the Company’s internal control over financial reporting was not effective due to the following deficiencies:

1. The Company’s control environment did not have adequate segregation of duties and lacked adequate accounting resources to address non routine and complex transactions and financial reporting matters on a timely basis.

2. The Company had only a part time chief financial officer performing all accounting related duties on site, presenting the risk that the reporting of these non routine and complex transactions during the preparation of our future financial statements and disclosures may not be accomplished in a timely manner.

Company management believes that notwithstanding the above identified deficientces that constitute our material weakness, that the financial statements fairly present, in all material respects, the Company’s consolidated balance sheets as of March 31, 2010 and 2009 and the related statements of operations, stockholders’ equity, and cash flows for the quarters ended March 31, 2010 and 2009, in conformity with generally accepted accounting principles.

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

        - On May 1, 2010, we hired our Comptroller, an experienced certified public accountant, to be our Chief Financial Officer;

          - We will supplement, where necessary, existing resources with additional qualified third party consultants;

          - We will institute more stringent approval process for financial transactions, and

          - We will perform additional procedures and analysis for significant transactions as a mitigating control in the control environment due to segregation of duties issues.

Changes in Internal Controls over Financial Reporting

Other than as stated above, during the quarter ended June 30, 2010, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.01A.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

31.02A.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

32.01A.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Kiwibox.Com Inc.

Date: November __, 2010	By:	/s/ Andre Scholz
Andre Scholz
Chief Executive Officer
(principal executive officer)

Date: November __, 2010	By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer
(principal financial and chief accounting officer)

Exhibit 31.01A

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Andre Scholz, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

November __, 2010	/s/ Andre Scholz
Andre Scholz
President, Chief Executive Officer (principal executive officer)

Exhibit 31.02A

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Craig Cody, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

November __, 2010	/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)

Exhibit 32.01A

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Kiwibox.Com, Inc.(the “Company”) on Form 10-Q for the period ended March 31, 2010 (the “Report”), each of the undersigned, Andre Scholz, President and Chief Executive Officer of the Company, and Craig Cody, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November __, 2010

By:	/s/ Andre Scholz
Andre Scholz
President and Chief Executive Officer (principal executive officer)

Date:  November __, 2010

By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)

EXHIBIT B2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q/A
Amendment No. 1

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Quarter Ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to _______

Commission file number  33-20432

KIWIBOX.COM, INC.
Formerly known as Magnitude Information Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	75-2228828
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

330 West 38 St. Suite 1602 New York, NY 10018	(212) 239-8210
(Address of Principal Executive Office) (Zip Code)	(Registrant’s telephone number including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.:  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):
Yes ☐ No ☒

EXPLANATORY NOTE

Kiwibox.Com, Inc. (“Kiwibox” or “the Company”) is filing this Amendment No. 1 (the “Amended Report”) to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 that was originally filed with the United States Securities and Exchange Commission (the “Commission”) on August 16, 2010 (our “Original Quarterly Report”) for the purposes of (a) updating  Item 4T. Controls and Procedures, and (b) revising the Certifications of the Company’s Chief Executive Officer and Chief Financial Officer, which pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) are currently dated.  The remainder of the Original Quarterly Report filed with the Securities and Exchange Commission on May 17, 2010 remains unchanged and this Amended Report should be read in conjunction with the Original Quarterly Report.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ended June 30, 2010 covered by this Quarterly Report on Form 10-Q. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

As of June 30, 2010, management assessed, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments
Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective as more fully described below.  Based on management’s assessment over financial reporting, management believes as of June 30, 2010, the Company’s internal control over financial reporting was not effective due to the following deficiencies:

1. The Company’s control environment did not have adequate segregation of duties and lacked adequate accounting resources to address non routine and complex transactions and financial reporting matters on a timely basis.

2. The Company had only a part time chief financial officer performing all accounting related duties on site, presenting the risk that the reporting of these non routine and complex transactions during the preparation of our future financial statements and disclosures may not be accomplished in a timely manner.

Company management believes that notwithstanding the above identified deficiencies that constitute our material weakness, that the financial statements fairly present, in all material respects, the Company’s consolidated balance sheets as of June 30, 2010 and 2009 and the related statements of operations, stockholders’ equity, and cash flows for the quarters ended June 30, 2010 and 2009, in conformity with generally accepted accounting principles.

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

        - On May 1, 2010, we hired our Comptroller, an experienced certified public accountant, to be our Chief Financial Officer;

          - We will supplement, where necessary, existing resources with additional qualified third party consultants;

          - We will institute more stringent approval process for financial transactions, and

          - We will perform additional procedures and analysis for significant transactions as a mitigating control in the control environment due to segregation of duties issues.

Changes in Internal Controls over Financial Reporting

Other than as stated above, during the quarter ended June 30, 2010, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. EXHIBITS

Exhibit No.	Description

31.01A.	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

31.02A.	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

32.01A.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November __, 2010.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Kiwibox.Com Inc.

Date: November __, 2010	By:	/s/ Andre Scholz
Andre Scholz
Chief Executive Officer
(principal executive officer)

Date: November __, 2010	By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer
(principal financial and chief accounting officer)

Exhibit 31.01

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Andre Scholz, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

November __, 2010	/s/ Andre Scholz
Andre Scholz
President, Chief Executive Officer (principal executive officer)

Exhibit 31.02A

CERTIFICATION PURSUANT TO

SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Craig Cody, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Kiwibox.Com, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted account principles;

(c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

November __, 2010	/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)

EXHIBIT 32.01A

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Kiwibox.Com, Inc.(the “Company”) on Form 10-Q for the period ended June 30, 2010 (the “Report”), each of the undersigned, Andre Scholz, President and Chief Executive Officer of the Company, and Craig Cody, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November __, 2010

By:	/s/ Andre Scholz
Andre Scholz
President and Chief Executive Officer (principal executive officer)

Date:  November __, 2010

By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer (principal financial officer and principal accounting officer)